

October 11, 2012

Trevor P. Bond
Corporate Property Associates 18 – Global Incorporated
50 Rockefeller Plaza
New York, NY 10020

      Re: **Corporate Property Associates 18 – Global Incorporated**
                Draft Registration Statement on Form S-11
                Originally Submitted September 13, 2012
                CIK No. 0001558235

Dear Mr. Bond:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited

investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note that you may invest in mortgage loans secured by commercial real properties and equity and debt securities, loans and other assets related to entities that are engaged in real estate-related businesses. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

4.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Questions and Answers About This Offering, page 4

What are the implications of being an "emerging growth company?", page 8

6.   Please revise to include disclosure regarding all of the exemptions that would be available to you under the JOBS Act.

Why are we offering two classes of our common stock …?, page 8

7.   Please clarify whether an investor can choose between the two classes of stock and why the initial redemption price per share of Class C Shares is $8.70 while the initial redemption price per share of Class A Shares is $9.30.

8.   We note your disclosure on page 10 that if there are remaining assets available for distribution to your common shareholders after each class has received its NAV "(which

is not likely because NAV would be adjusted upward prior to the liquidating distribution)." Please revise to briefly explain why this would be the case.

Prospectus Summary, page 14

Compensation, page 20

9.   Please revise the table to provide the estimated maximum amount to be paid for each category. Please note that, disclosure regarding the maximum payable upon investments should take into account your ability to leverage your investments up to 75%. Additionally, please clarify the additional fees payable with respect to the Class C shares and disclose the total maximum to be paid by Class C shareholders. Please make similar revisions to the table starting on page 51 as appropriate.

10.   We note that you will reimburse your advisor for personnel costs. Please specifically state whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

11.   We note that the CPA®: 18 Holdings will be entitled to distributions based on its special general partner profits interest. Please clarify whether this is in addition to incentive fees that are payable to the advisor. Please clarify whether distributions CPA®: 18 Holdings and to the advisor are subordinate to the shareholders receiving a 6% preferred return.

Risk Factors, page 27

If we internalize our management functions …, page 33

12.   In this risk factor, you discuss internalizing your advisor. If applicable, please explain that upon any internalization, certain key employees may not remain with the entities but will instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another W.P. Carey entity.

Management Compensation, page 51

Asset Management Fee, page 55

13.   Please explain how you determined the asset management fee would be $2.1 million based on the minimum offering amount and 50% leverage. Further, please clarify how you determined the 75% leverage calculation in footnote 3.

Prior Programs, page 65

14.   Please revise to provide a narrative explanation to the chart beginning on page 66 to explain its purpose and provide descriptions of how such amounts are calculated. In particular, highlight that these returns relate a hypothetical investor who purchased shares in the initial public offering and held the shares through the completion of a liquidity event and that the timing of any purchase may significantly impact any returns. In addition, please balance your statement that no full term investor has lost money in any completed CPA® program with a description of the impact of timing on any investment as well as a brief description of your adverse business developments.

Total Distributions From Operations, page 71

15.   We note footnote (1) on page 71. Please clarify what you mean by "adjusted cash flow from operations" and reconcile the percentages attributed to CPA®: 17 to the "% Coverage" column on page 73.

Acquisitions, page 74

16.   In the first paragraph, please remove the dollar sign preceding the amount of square feet in subclause (2) or advise.

Correlation of CPA Programs with Inflation and Other Investment Strategies, page 76

17.   We note your disclosure on page 76 regarding the diversification of real estate. Please provide additional detail regarding your proposed disclosure and why you believe it is appropriate. Tell us whether you intend to compare direct ownership of real estate or ownership in REITs with other investments. In addition, please tell us specifically why you believe that CPA programs may serve as a portfolio stabilizer or remove the statement.

Management, page 81

18.   For each named executive officer, director, or significant employee, please ensure that you provide the month and year each individual's employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well. This disclosure should be provided regarding their experience for at least the past 5 years. Please revise your disclosure to provide all information required by Item 401 of Regulation S-K. For example only, with respect to Ms. Hyde, please disclose when she became the Managing Director, Corporate Secretary, and Director of Investor Relations for W.P. Carey.

Security Ownership of Certain Beneficial Owners …, page 95

19.   Please identify the individual(s) that exercise investment control over the shares held by Carey REIT II.

Investment Objectives, Procedures and Policies, page 97

20.   We note your disclosure that "you are unable to predict at this time what percentage of [your] assets may consist of other types of investments." Based on your current expectations and estimates, please revise your disclosure to assign percentages to each asset class to clarify the allocation of your investment portfolio or advise.

Investments with other Operating CPA REITs and/or W.P. Carey, page 101

21.   We note that you may enter into joint ventures with affiliates. Please clarify how fees will be handled in these situations.

Description of Shares, page 138

Class C Shares, page 138

22.   Please clarify the maximum amount of fees to which shareholders who purchase Class C shares will be subject.

Summary of Our Distribution Reinvestment and Stock Purchase Plan, page 143

Redemption of Shares (Class A and Class C Shares), page 145

23.   We note your disclosure on page 147 that you "are not required to provide advance notice of any decision to amend, suspend, terminate or change or waive limitations under, the redemption plan." The proposed notice period appears to be inconsistent with the no-action letter relief granted to issuers engaged in redemption programs with similar characteristics as your proposed program. Please provide a legal analysis explaining how the elements of your share repurchase program are consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).

Financial Statements, page F-1

24.   We will continue to monitor your subsequent amendments for inclusion of audited financial statements.

Annex A – Prior Performance Tables

25.   Please ensure that you provide all of the disclosure required by Industry Guide 5. For example only, we note that you omitted Table I. Additionally, please provide disclosure based on the individual programs, rather than aggregating the information, and please ensure that you include all of the programs required by the tables. Further, it appears that line items are missing from Tables. For example, please include the line item "Receivable on Net Purchase Money Financing" in Table IV. Alternatively, please explain why you believe your disclosure is consistent with the requirements of Guide 5.

Table III – Operating Results of Prior Programs, page A-4

CPA$^{®}$:16 – Global

26.   Please provide Net Income (Loss) as required in Table III pursuant to Securities Act Industry Guide 5. The amount currently reported as Net Income (Loss) – GAAP Basis is Net Income (Loss) Attributable to CPA$^{®}$:16 – Global Shareholders, not Net Income (Loss), as such amount takes into consideration the impacts of noncontrolling interests. Please advise or revise.

Exhibits

27.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinions with the next amendment, please provide a draft copy for us to review.

28.   We note that you filed an unexecuted version of your articles of amendment and restatement as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

        Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

   •   Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

  When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Mark Rakip at (202)551-3573 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or Jennifer Gowetski, Senior Counsel, at (202)551-3401 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Kathleen L. Werner, Esq. (*via e-mail*)